Filed Pursuant to Rule 433

Issuer Free Writing Prospectus supplementing the

Prospectus dated September 12, 2012

Registration No. 333-183862

November 13, 2013

GENESEE & WYOMING ANNOUNCES SALE OF 5,984,232 SHARES OF

COMMON STOCK BY CARLYLE INVESTMENT FUNDS

DARIEN, CT; November 13, 2013 /BUSINESS WIRE/ — Genesee & Wyoming Inc. (NYSE: GWR) (“G&W” or the “Company”) announced today the sale of an aggregate of 5,984,232 shares of Class A Common Stock of G&W owned by investment funds associated with The Carlyle Group (“Carlyle”). The announced sale represents the entire interest of Carlyle and its associated investment funds in G&W. G&W will not receive any proceeds from the offering.

G&W entered into an Investment Agreement with Carlyle in July 2012 to partially fund G&W’s acquisition of RailAmerica, Inc. Pursuant to the Investment Agreement, on October 1, 2012, G&W sold $350 million of 5% Series A-1 Preferred Stock to Carlyle, with a conversion price of $58.49. On February 13, 2013, G&W converted all of Carlyle’s Series A-1 Preferred Stock into 5,984,232 shares of G&W’s Class A Common Stock. The last reported sale price of G&W’s Class A Common Stock on the NYSE as of November 13, 2013 was $98.87.

Citigroup and Deutsche Bank Securities are acting as underwriters in the registered public offering of these shares.

G&W has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents G&W has filed with the SEC for more complete information about G&W and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, G&W, the underwriters or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (tel: 800-831-9146) or Deutsche Bank Securities Inc., Attn.: Prospectus Group, 60 Wall Street, New York, NY 10005-2836, by telephone at (800) 503-4611, or by email at prospectus.CPDG@db.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ABOUT G&W

G&W owns and operates short line and regional freight railroads in the United States, Australia, Canada, the Netherlands and Belgium. In addition, G&W operates the 1,400-mile Tarcoola to Darwin rail line, which links the Port of Darwin with the Australian interstate rail network in South Australia. Operations currently include 111 railroads organized in 11 regions, with nearly 15,000 miles of owned and leased track, 4,600 employees and over 2,000 customers. We provide rail service at 35 ports in North America, Australia and Europe and perform contract coal loading and railcar switching for industrial customers.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Statements in this press release regarding Genesee & Wyoming’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see “Risk Factors” in the Company’s Annual Report or Form 10-K for the most recently ended fiscal year.